Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

May 2013

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements Q1 2013, is included as an exhibit and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 8, 2013	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

Condensed consolidated

interim financial statements

Q1 2013

aegon.com	The Hague, May 8, 2013

Unaudited	1

Condensed consolidated income statement

EUR millions	Notes	Q1 2013	Q1 2012

Premium income	4	6,267	5,690
Investment income	5	2,013	2,060
Fee and commission income		466	455
Other revenues		2	2
Total revenues		8,748	8,207
Income from reinsurance ceded		803	946
Results from financial transactions	6	7,731	7,556
Other income	7	87	-
Total income		17,369	16,709

Benefits and expenses	8	16,909	15,944
Impairment charges / (reversals)	9	25	46
Interest charges and related fees		103	141
Other charges	10	95	18
Total charges		17,132	16,149

Share in net result of joint ventures		(8)	(3)
Share in net result of associates		5	11
Income before tax		234	568
Income tax (expense) / benefit		(30)	(43)
Net income		204	525

Net income attributable to:
Equity holders of Aegon N.V.		204	525
Non-controlling interests		-	-

Earnings per share (EUR per share)
Basic earnings per share		0.08	0.25
Diluted earnings per share	17	0.08	0.25

Earnings per common share calculation
Net income attributable to equity holders of Aegon N.V.		204	525
Coupons on other equity instruments		(49)	(47)
Earnings attributable to common shareholders		155	478

Weighted average number of common shares outstanding (in million)		1,943	1,880

Amounts for 2012 have been restated for the change in accounting policy as disclosed in note 2.

2	Unaudited

Condensed consolidated statement of comprehensive income
EUR millions	Q1 2013	Q1 2012

Net income	204	525

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	1	-
Remeasurements of defined benefit plans	122	(44)
Income tax relating to items that will not be reclassified	(50)	(3)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	(334)	432
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(113)	(34)
Changes in cash flow hedging reserve	(95)	(330)
Movement in foreign currency translation and net foreign investment hedging reserve	235	(292)
Equity movements of joint ventures	10	14
Equity movements of associates	10	17
Income tax relating to items that may be reclassified	164	20
Other	3	2
Other comprehensive income for the period	(47)	(218)
Total comprehensive income	157	307

Total comprehensive income attributable to:
Equity holders of Aegon N.V.	158	307
Non-controlling interests	(1)	-

Amounts for 2012 have been restated for the change in accounting policy as disclosed in note 2.

Unaudited	3

Condensed consolidated statement of financial position
		Mar. 31, 2013	Dec. 31, 2012
EUR millions	Notes

Assets
Intangible assets	11	2,506	2,485
Investments	12	145,718	145,021
Investments for account of policyholders	13	159,563	152,968
Derivatives	14	19,006	21,134
Investments in joint ventures		1,569	1,568
Investments in associates		791	771
Reinsurance assets		11,966	11,965
Deferred expenses and rebates	16	11,868	11,644
Other assets and receivables		8,120	7,738
Cash and cash equivalents		8,572	9,590
Total assets		369,679	364,884

Equity and liabilities
Shareholders’ equity		23,600	23,488
Other equity instruments		5,030	5,018
Issued capital and reserves attributable to equity holders of Aegon N.V.		28,630	28,506
Non-controlling interests		12	13
Group equity		28,642	28,519

Trust pass-through securities		156	155
Subordinated borrowings		44	42
Insurance contracts		106,316	104,004
Insurance contracts for account of policyholders		80,657	76,169
Investment contracts		16,646	17,767
Investment contracts for account of policyholders		81,498	78,418
Derivatives	14	16,330	18,052
Borrowings	18	13,941	13,742
Other liabilities		25,449	28,016
Total liabilities		341,037	336,365
Total equity and liabilities		369,679	364,884

Amounts for 2012 have been restated for the change in accounting policy as disclosed in note 2.

4	Unaudited

Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Three months ended March 31, 2013

At beginning of year	9,099	10,446	6,073	(1,085)	(1,045)	5,018	28,506	13	28,519

Net income recognized in the income statement	-	204	-	-	-	-	204	-	204

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	1	-	-	-	1	-	1
Remeasurements of defined benefit plans	-	-	-	122	-	-	122	-	122
Income tax relating to items that will not be reclassified	-	-	-	(50)	-	-	(50)	-	(50)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(334)	-	-	-	(334)	-	(334)
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(113)	-	-	-	(113)	-	(113)
Changes in cash flow hedging reserve	-	-	(95)	-	-	-	(95)	-	(95)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	(7)	242	-	235	-	235
Equity movements of joint ventures	-	-	-	-	10	-	10	-	10
Equity movements of associates	-	-	-	-	10	-	10	-	10
Income tax relating to items that may be reclassified	-	-	187	-	(23)	-	164	-	164
Transfer from / to other headings	-	(2)	2	-	-	-	-	-	-
Other	-	4	-	-	-	-	4	(1)	3
Total other comprehensive income	-	2	(352)	65	239	-	(46)	(1)	(47)
Total comprehensive income/ (loss) for 2013	-	206	(352)	65	239	-	158	(1)	157

Coupons on non-cumulative subordinated notes	-	(6)	-	-	-	-	(6)	-	(6)
Coupons on perpetual securities	-	(43)	-	-	-	-	(43)	-	(43)
Share options and incentive plans	-	3	-	-	-	12	15	-	15
At end of period	9,099	10,606	5,721	(1,020)	(806)	5,030	28,630	12	28,642

Three months ended March 31, 2012

At beginning of year (as previously stated)	9,097	9,403	3,464	-	(964)	4,720	25,720	14	25,734

Changes in accounting policies relating to IFRS 10	-	(122)	-	-	-	-	(122)	-	(122)
Changes in accounting policies relating to IFRS 11	-	-	17	-	(17)	-	-	-	-
Changes in accounting policies relating to IAS 19	-	15	-	(979)	-	-	(964)	-	(964)

At beginning of year, restated	9,097	9,296	3,481	(979)	(981)	4,720	24,634	14	24,648

Net income recognized in the income statement	-	525	-	-	-	-	525	-	525

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	-	-	-	(44)	-	-	(44)	-	(44)
Income tax relating to items that will not be reclassified	-	-	-	(3)	-	-	(3)	-	(3)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	432	-	-	-	432	-	432
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(34)	-	-	-	(34)	-	(34)
Changes in cash flow hedging reserve	-	-	(330)	-	-	-	(330)	-	(330)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	13	(305)	-	(292)	-	(292)
Equity movements of joint ventures	-	-	-	-	14	-	14	-	14
Equity movements of associates	-	-	-	-	17	-	17	-	17
Income tax relating to items that may be reclassified	-	-	3	-	19	(2)	20	-	20
Transfer from / to other headings	-	(17)	17	-	-	-	-	-	-
Other	-	2	-	-	-	-	2	-	2
Total other comprehensive income	-	(15)	88	(34)	(255)	(2)	(218)	-	(218)
Total comprehensive income / (loss) for 2012	-	510	88	(34)	(255)	(2)	307	-	307

Issuance of non-cumulative subordinated loans	-	-	-	-	-	271	271	-	271
Coupons on non-cumulative subordinated notes	-	(3)	-	-	-	-	(3)	-	(3)
Coupons on perpetual securities	-	(44)	-	-	-	-	(44)	-	(44)
Cost of issuance of non-cumulative subordinated notes (net of tax)	-	(9)	-	-	-	-	(9)	-	(9)
Share options and incentive plans	-	-	-	-	-	9	9	-	9
At end of period	9,097	9,750	3,569	(1,013)	(1,236)	4,998	25,165	14	25,179

1 For a breakdown of share capital please refer to note 18.

2 Issued capital and reserves attributable to equity holders of Aegon N.V.

Amounts for 2012 have been restated for the change in accounting policy as disclosed in note 2.

Unaudited	5

Condensed consolidated cash flow statement
EUR millions	Q1 2013	Q1 2012

Cash flow from operating activities	(1,073)	(693)

Purchases and disposals of intangible assets	(1)	(10)
Purchases and disposals of equipment and other assets	(10)	(13)
Purchases, disposals and dividends of subsidiaries, associates and joint ventures	(21)	(4)
Cash flow from investing activities	(32)	(27)

Issuances, repurchases and coupons of perpetuals	(57)	(58)
Issuances, repurchases and coupons of non-cumulative subordinated notes	(8)	266
Issuances and repayments of borrowings	58	1,299
Cash flow from financing activities	(7)	1,507

Net increase / (decrease) in cash and cash equivalents	(1,112)	787
Net cash and cash equivalents at January 1	9,497	7,717
Effects of changes in foreign exchange rates	(6)	(15)
Net cash and cash equivalents at end of period	8,379	8,489

	Mar. 31, 2013	Mar. 31, 2012
Cash and cash equivalents	8,572	8,591
Bank overdrafts	(193)	(102)
Net cash and cash equivalents	8,379	8,489

Amounts for 2012 have been restated for the change in accounting policy as disclosed in note 2.

6	Unaudited

Notes to the condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or “the company”) and its consolidated subsidiaries (“Aegon” or “the Group”) have life insurance and pensions operations in over twenty countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. It’s headquarters are located in The Hague, the Netherlands. The Group employs approximately 24,500 people worldwide (2012: 24,500).

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the first quarter ended, March 31, 2013, have been prepared in accordance with IAS 34 “Interim financial reporting”, as adopted by the European Union (hereafter “IFRS”). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2012 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report for 2012. Aegon’s Annual Report for 2012 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Certain amounts in prior periods have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share. The condensed consolidated interim financial statements as at, and for the first quarter ended, March 31, 2013 were approved by the Executive Board on May 6, 2013.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

The accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2012 consolidated financial statements, except for the newly applied accounting policies.

Adoption of new accounting policies

Aegon applies new and amended standards that require restatement of previous financial statements. These include IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IAS 19 (revised 2011) “Employee Benefits” and IAS 1 “Presentation of Financial Statements”. Application of IFRS 13 “Fair Value Measurement” is required prospectively as of the beginning of the annual reporting period.

The nature and the impact of each new standard/amendment that has been applied for the first time in 2013 is described below:

t

IFRS 7, “Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities”: The amendments to IFRS 7 enable users of the financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position. The amendment affects disclosure only and is included in note 19.

Unaudited	7

t

IFRS 10, “Consolidated financial statements”: IFRS 10 replaces all the guidance on control and consolidation in IAS 27, “Consolidated and separate financial statements”, and SIC-12, “Consolidation – special purpose entities”. The application of this new standard impacted the financial position of Aegon by consolidating one securitization vehicle that was previously not consolidated. In addition for several investment funds the consolidation conclusion has been revisited which resulted in changes compared to previous years. The impact of the adoption of IFRS 10 on the financial position of Aegon is described in note 2.1.

t

IFRS 11, “Joint Arrangements”: IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. The effect of this standard is that Aegon starts to account for its joint ventures on a net equity value basis. The impact of the adoption of IFRS 11 on the financial position of Aegon is described in note 2.1.

t

IFRS 12, “Disclosure of interests in other entities”: IFRS 12 provides disclosure requirements on interests in subsidiaries, associates, joint ventures, and structured entities. This standard affects disclosure only and has therefore no impact on Aegon’s financial position or performance. Aegon will provide the disclosures in the annual report 2013 as required.

t

IFRS 13, “Fair Value Measurement”: IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not impacted the fair value measurements carried out by the Group, which is described in note 2.3. IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures, specifically for financial instruments, are required in interim condensed consolidated financial statements. Aegon provides these disclosures in note 15.

t

IAS 1, “Financial Statement Presentation – Presentation of Items of Other Comprehensive Income”: The amendments require the grouping of items within other comprehensive income that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. The amendment affects presentation only and changes are included in the condensed statement of comprehensive income.

t

IAS 19, “Employee Benefits”: The revised standard eliminates the option to defer the recognition of actuarial gains and losses, known as the “corridor method”. The amendments streamline the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income, to immediately recognize all past service costs and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). The impact of the adoption of the revised IAS 19 on the financial position of Aegon is described in note 2.2.

t

IAS 27, “Separate financial statements”: IAS 27 was amended following the issuance of IFRS 10. The revised IAS 27 deals only with the accounting for subsidiaries, associates and joint ventures in the separate financial statements of the parent company. The application of the amendments has not impacted the financial position of the Group.

t

IAS 28, “Investments in Associates and Joint Ventures”: IAS 28 was amended following the issuance of IFRS 10 and IFRS 11. The revised IAS 28 describes the application of the equity method to investments in joint ventures in addition to associates. The application of the amendments has not impacted the financial position of the Group.

For a complete overview of IFRS standards, published before January 1, 2013, that will be applied in future years, but were not early adopted by the Group, please refer to Aegon’s Annual Report for 2012.

Taxes

Taxes on income for the Q1 2013 interim period are accrued using the tax rate that would be applicable to expected total annual earnings.

8	Unaudited

Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2012.

Exchange rates

Assets and liabilities are translated at the closing rates on the balance sheet date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
March 31, 2013	1	EUR	1.2841	0.8456
December 31, 2012	1	EUR	1.3184	0.8111

Weighted average exchange rates

			USD	GBP
Q1 2013	1	EUR	1.3195	0.8506
Q1 2012	1	EUR	1.3101	0.8335

2.1 Changes in accounting policies for consolidation and joint arrangements

Aegon has early adopted IFRS 10 - “Consolidated Financial Statements” on January 1, 2013. Aegon also adopted IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interests in Other Entities”, and consequential amendments to IAS 27, “Separate financial statements” and IAS 28, “Investments in Associates and Joint Ventures”, at the same time.

a. Subsidiaries

IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns.

Aegon has applied the new standard retrospectively, in accordance with the transitional provisions of IFRS 10. The application of this new standard impacted the financial position of Aegon by consolidating one securitization vehicle that was previously not consolidated. In addition, for several investment funds the consolidation conclusion has been revisited which resulted in changes compared to previous years. The effect of the change in accounting policies for consolidation on the financial position, comprehensive income and the cash flows of Aegon at January 1, 2012, and December 31, 2012, are summarized together with the impact of IFRS 11 and revised IAS 19 in note 2.4.

Unaudited	9

b. Joint arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

In general, joint arrangements are contractual agreements whereby the Group undertakes with other parties an economic activity that is subject to joint control. Joint control exists when it is contractually agreed to share control of an economic activity. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Aegon has early adopted IFRS 11 - Joint Arrangements, on January 1, 2013. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. Aegon has assessed the nature of its joint arrangements and determined them to be joint ventures. The joint ventures will be accounted for using the equity method and are no longer proportionately consolidated.

Aegon has applied the new policies for interests in joint ventures occurring on or after January 1, 2012, in accordance with the transition provisions of IFRS 11. The effects of the change in accounting policies for joint arrangements on the financial position of the group are summarized in note 2.4.

2.2 Changes in accounting policies for assets and liabilities relating to employee benefits

Aegon adopted IAS 19 - Employee Benefits, on January 1, 2013. As a result, Aegon changed its accounting policies for the assets and liabilities relating to employee benefits.

Aegon has applied the new policies for employee benefits retrospectively in accordance with the transitional provisions of the revised IAS 19. Aegon’s accounting policies for assets and liabilities relating to employee benefits as set out below reflect the changes under the revised IAS 19.

a. Short-term employee benefits

Prior to January 1, 2013, short-term benefits were recognized based on the employee’s entitlement to the benefits. Under the revised IAS 19 a liability is recognized for the undiscounted amount of short-term employee absences benefits expected to be settled within one year after the end of the period in which the service was rendered. Accumulating short-term absences are recognized over the period in which the service is provided. Benefits that are not service-related are recognized when the event that gives rise to the obligation occurs. This change in accounting policies has no impact on Aegon’s financial position.

b. Post-employment benefits

The Group has issued defined contribution plans and defined benefit plans. A plan is classified as a defined contribution plan when the Group has no further obligation than the payment of a fixed contribution. All other plans are classified as defined benefit plans.

Defined contribution plans

The contribution payable to a defined contribution plan for services provided is recognized as an expense in the income statement. An asset is recognized to the extent that the contribution paid exceeds the amount due for services provided.

10	Unaudited

Defined benefit plans

Revised IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are recognized in other comprehensive income and permanently excluded from profit and loss; expected returns on plan assets that are no longer recognized in profit or loss, instead, there is a requirement to recognize interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation, and; unvested past service costs are recognized in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognized. Other amendments include new disclosures, such as, quantitative sensitivity disclosures.

Upon transition to revised IAS 19, Aegon recognizes all actuarial gains and losses as they occur and therefore no longer applies the corridor approach. Furthermore, past service costs are recognized immediately if the benefits have vested directly after the introduction of, or changes to, a pension plan.

The effects of the change in accounting policies for assets and liabilities relating to employee benefits on the financial position of the Group are summarized in note 2.4.

2.3 Changes in accounting policies for fair value measurement relating to financial and non-financial liabilities

Aegon adopted IFRS 13 – Fair Value Measurement, on January 1, 2013. This resulted in the Group changing its accounting policies for the fair value measurement of financial and non-financial liabilities.

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. Under IFRS 13, fair value is defined as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability). A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either:

(a) in the principal market for the asset or liability; or

(b) in the absence of a principal market, in the most advantageous market for the asset or liability.

The application of IFRS 13 has not impacted Aegon’s fair value measurements. The description of Aegon’s methods of determining fair value is included in the consolidated financial statements 2012 and has not changed under IFRS 13. IFRS 13 requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures, specifically for financial instruments, are required in interim condensed consolidated financial statements. These disclosures are provided in note 15.

Unaudited	11

2.4 Impact of changes in accounting policies on the financial position

Impact of changes in accounting policies on condensed consolidated income statement
	Q1 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	Q1 2012 (restated)
EUR millions

Total income	16,912	(203)	-	16,709

Total charges	16,360	(197)	(14)	16,149

Share in net result of joint ventures	-	(3)	-	(3)
Share in net result of associates	11	-	-	11
Income before tax	563	(9)	14	568
Income tax (expense) / benefit	(42)	3	(4)	(43)
Net income	521	(6)	10	525
Net income attributable to:
Equity holders of Aegon N.V.	521	(6)	10	525
Non-controlling interests	-	-	-	-

Earnings per share (EUR per share)
Basic earnings per share	0.25	-	-	0.25
Diluted earnings per share	0.25	-	-	0.25

Earnings per common share calculation
Net income attributable to equity holders of Aegon N.V.	521	(6)	10	525
Coupons on other equity instruments	(47)	-	-	(47)
Earnings attributable to common shareholders	474	(6)	10	478

Weighted average number of common shares outstanding (in million)	1,880	-	-	1,880

Impact of changes in accounting policies on condensed consolidated statement of comprehensive income
	Q1 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	Q1 2012 (restated)
Net income	521	(6)	10	525

Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	-	-	(44)	(44)
Income tax relating to items that will not be reclassified	-	-	(3)	(3)

Items that may be reclassified to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	453	(21)	-	432
Income tax relating to items that may be reclassified	13	7	-	20
Movement in foreign currency translation and net foreign investment hedging reserves	(305)	-	13	(292)
Equity movements of joint ventures	-	14	-	14
Other comprehensive income for the period	(345)	-	-	(345)
Total other comprehensive income for the period	(184)	-	(34)	(218)
Total comprehensive income	337	(6)	(24)	307

Total comprehensive income attributable to:
Equity holders of Aegon N.V.	337	(6)	(24)	307
Non-controlling interests	-	-	-	-

12	Unaudited

Impact of changes in accounting policies on condensed consolidated statement of financial position
	January 1, 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	January 1, 2012 (restated)	December 31, 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	December 31, 2012 (restated)
EUR millions

Assets
Investments	144,079	(1,374)	-	142,705	146,234	(1,213)	-	145,021
Investments for account of policyholders	142,529	(866)	-	141,663	153,670	(702)	-	152,968
Investments in joint ventures	-	1,224	-	1,224	-	1,568	-	1,568
Defined benefit assets	303	-	(285)	18	201	-	(179)	22
Other assets	58,465	(299)	-	58,166	66,013	(708)	-	65,305
Total assets	345,376	(1,315)	(285)	343,776	366,118	(1,055)	(179)	364,884

Equity and liabilities
Shareholders’ equity	21,000	(122)	(964)	19,914	24,669	(154)	(1,027)	23,488
Other equity instruments	4,720	-	-	4,720	5,018	-	-	5,018
Issued capital and reserves attributable to equity holders of Aegon N.V.	25,720	(122)	(964)	24,634	29,687	(154)	(1,027)	28,506
Non-controlling interests	14	-	-	14	13	-	-	13
Group equity	25,734	(122)	(964)	24,648	29,700	(154)	(1,027)	28,519

Insurance contracts	104,974	(1,452)	-	103,522	105,209	(1,205)	-	104,004
Insurance contracts for account of policyholders	73,425	(866)	-	72,559	76,871	(702)	-	76,169
Investment contracts	20,847	(1)	-	20,846	17,768	(1)	-	17,767
Investment contracts for account of policyholders	71,433	-	-	71,433	78,418	-	-	78,418
Defined benefit obligations	2,184	-	1,147	3,331	2,222	-	1,328	3,550
Deferred tax liabilities	2,499	(27)	(468)	2,004	3,622	(33)	(480)	3,109
Other liabilities	44,280	1,153	-	45,433	52,308	1,040	-	53,348
Total liabilities	319,642	(1,193)	679	319,128	336,418	(901)	848	336,365
Total equity and liabilities	345,376	(1,315)	(285)	343,776	366,118	(1,055)	(179)	364,884

Impact of changes in accounting policies on condensed consolidated statement of changes in equity
	March 31, 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	March 31, 2012 (restated)	December 31, 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	December 31, 2012 (restated)
EUR millions

Share capital	9,097	-	-	9,097	9,099	-	-	9,099
Retained earnings	9,853	(128)	25	9,750	10,543	(155)	58	10,446
Revaluation reserves	3,566	3	-	3,569	6,082	(9)	-	6,073
Remeasurement of defined benefit plans	-	-	(1,013)	(1,013)	-	-	(1,085)	(1,085)
Other reserves	(1,233)	(3)	-	(1,236)	(1,055)	10	-	(1,045)
Shareholders’ equity	21,283	(128)	(988)	20,167	24,669	(154)	(1,027)	23,488

Impact of changes in accounting policies on condensed consolidated cash flow statement
	Q1 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	Q1 2012 (restated)
EUR millions
Cash flow from operating activities	(732)	39	-	(693)
Cash flow from investing activities	(31)	4	-	(27)
Cash flow from financing activities	1,523	(16)	-	1,507
Net increase / (decrease) in cash and cash equivalents	760	27	-	787
Net cash and cash equivalents at January 1	7,826	(109)	-	7,717
Effects of changes in foreign exchange rates	(17)	2	-	(15)
Net cash and cash equivalents at end of period	8,569	(80)	-	8,489

	Mar. 31, 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	Mar. 31, 2012 (restated)

Cash and cash equivalents	8,671	(80)	-	8,591
Bank overdrafts	(102)	-	-	(102)
Net cash and cash equivalents	8,569	(80)	-	8,489

Unaudited	13

3. Segment information

3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Three months ended March 31, 2013

Underlying earnings before tax geographically	312	85	24	62	(38)	-	445	(19)	426
Fair value items	(232)	(73)	(3)	(3)	25	-	(286)	16	(270)
Realized gains / (losses) on investments	47	63	1	2	-	-	113	-	113
Impairment charges	(15)	(8)	-	(10)	-	-	(33)	-	(33)
Impairment reversals	16	-	-	-	-	-	16	-	16
Other income / (charges)	(5)	-	5	(4)	-	-	(4)	-	(4)
Run-off businesses	(14)	-	-	-	-	-	(14)	-	(14)
Income before tax	109	67	27	47	(13)	-	237	(3)	234
Income tax (expense) / benefit	-	(8)	(9)	(17)	1	-	(33)	3	(30)
Net income	109	59	18	30	(12)	-	204	-	204
Inter-segment underlying earnings	(46)	(14)	(14)	67	7

Revenues
Life insurance gross premiums	1,545	2,015	1,732	350	-	(19)	5,623	(142)	5,481
Accident and health insurance	444	123	-	58	2	(2)	625	(7)	618
General insurance	-	128	-	40	-	-	168	-	168
Total gross premiums	1,989	2,266	1,732	448	2	(21)	6,416	(149)	6,267
Investment income	841	548	580	65	84	(83)	2,035	(22)	2,013
Fee and commission income	297	82	26	134	-	(59)	480	(14)	466
Other revenues	1	-	-	1	1	-	3	(1)	2
Total revenues	3,128	2,896	2,338	648	87	(163)	8,934	(186)	8,748
Inter-segment revenues	5	-	-	73	85

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Three months ended March 31, 2012

Underlying earnings before tax geographically	303	81	30	88	(61)	(2)	439	(15)	424
Fair value items	64	34	(2)	7	45	-	148	11	159
Realized gains / (losses) on investments	9	34	-	2	-	-	45	-	45
Impairment charges	(36)	(3)	-	(4)	(4)	-	(47)	-	(47)
Impairment reversals	6	-	-	-	-	-	6	-	6
Other income / (charges)	(1)	(3)	6	(18)	(1)	-	(17)	-	(17)
Run-off businesses	(2)	-	-	-	-	-	(2)	-	(2)
Income before tax	343	143	34	75	(21)	(2)	572	(4)	568
Income tax (expense) / benefit	(57)	(6)	13	(27)	30	-	(47)	4	(43)
Net income	286	137	47	48	9	(2)	525	-	525
Inter-segment underlying earnings	(46)	(12)	(16)	71	3

Revenues
Life insurance gross premiums	1,581	1,772	1,415	408	-	(18)	5,158	(247)	4,911
Accident and health insurance	444	109	-	62	1	(1)	615	(7)	608
General insurance	-	134	-	37	-	-	171	-	171
Total gross premiums	2,025	2,015	1,415	507	1	(19)	5,944	(254)	5,690
Investment income	890	569	562	86	89	(87)	2,109	(49)	2,060
Fee and commission income	285	86	31	128	-	(65)	465	(10)	455
Other revenues	-	-	-	1	1	-	2	-	2
Total revenues	3,200	2,670	2,008	722	91	(171)	8,520	(313)	8,207
Inter-segment revenues	7	-	1	76	87

Non-IFRS measures

For segment reporting purposes the following non-IFRS financial measures are included: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. Aegon believes that its non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business.

14	Unaudited

Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policies alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

Underlying earnings

Certain assets held by Aegon Americas, Aegon the Netherlands and Aegon United Kingdom are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets.

Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by Aegon Canada and the total return annuities and guarantees on variable annuities of Aegon USA. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, and the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings and reported under fair value items.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Unaudited	15

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Impairment charges / reversals

Includes impairments and reversals on available-for-sale debt securities and impairments on shares including the effect of deferred policyholder acquisition costs, mortgage loans and loan portfolios on amortized cost and associates respectively.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the condensed consolidated income statement, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes the run-off of the institutional spread-based business, structured settlements blocks of business, Bank-Owned and Corporate-Owned Life Insurance (BOLI/COLI) business and life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in Spain, China and Japan and Aegon’s associates in Spain, India, Brazil and Mexico are reported on an underlying earnings basis.

3.2 Investments geographically

					amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	March 31, 2013	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
1,923	46	Shares	1,497	492	55	20	-	(2)	2,062
83,940	9,099	Debt securities	65,369	19,505	10,760	2,726	-	-	98,360
11,534	3	Loans	8,982	22,705	4	538	-	-	32,229
13,045	155	Other financial assets	10,159	295	183	23	757	-	11,417
1,036	-	Investments in real estate	807	842	-	1	-	-	1,650
111,478	9,303	Investments general account	86,814	43,839	11,002	3,308	757	(2)	145,718
1,898	13,315	Shares	1,478	8,730	15,746	65	-	(6)	26,013
6,842	10,313	Debt securities	5,328	15,950	12,195	152	-	-	33,625
82,801	21,078	Unconsolidated investment funds	64,482	-	24,927	5,702	-	-	95,111
345	2,636	Other financial assets	269	412	3,118	17	-	-	3,816
-	844	Investments in real estate	-	-	998	-	-	-	998
91,886	48,186	Investments for account of policyholders	71,557	25,092	56,984	5,936	-	(6)	159,563

203,364	57,489	Investments on balance sheet	158,371	68,931	67,986	9,244	757	(8)	305,281
139,658	54	Off balance sheet investments third parties	108,759	1,031	64	61,101	-	-	170,955
343,022	57,543	Total revenue generating investments	267,130	69,962	68,050	70,345	757	(8)	476,236

		Investments
92,910	9,258	Available-for-sale	72,354	20,020	10,949	2,735	17	-	106,075
11,534	3	Loans	8,982	22,705	4	538	-	-	32,229
97,884	47,384	Financial assets at fair value through profit or loss	76,228	25,364	56,035	5,970	740	(8)	164,329
1,036	844	Investments in real estate	807	842	998	1	-	-	2,648
203,364	57,489	Total investments on balance sheet	158,371	68,931	67,986	9,244	757	(8)	305,281

-	-	Investments in joint ventures	-	842	-	727	-	-	1,569
123	6	Investments in associates	96	21	8	662	4	-	791
33,231	5,261	Other assets	25,817	25,045	6,214	3,332	37,537	(35,907)	62,038
236,718	62,756	Consolidated total assets	184,284	94,839	74,208	13,965	38,298	(35,915)	369,679

16	Unaudited

					amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	December 31, 2012	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
1,833	42	Shares	1,390	412	51	16	-	(2)	1,867
83,964	8,975	Debt securities	63,686	19,256	11,066	2,817	-	-	96,825
11,748	4	Loans	8,910	22,245	5	552	-	-	31,712
15,434	175	Other financial assets	11,707	286	216	22	759	-	12,990
1,009	-	Investments in real estate	766	860	-	1	-	-	1,627
113,988	9,196	Investments general account	86,459	43,059	11,338	3,408	759	(2)	145,021
1,956	12,107	Shares	1,484	8,406	14,927	63	-	(6)	24,874
6,988	10,508	Debt securities	5,300	16,266	12,954	162	-	-	34,682
77,824	19,136	Unconsolidated investment funds	59,029	-	23,593	5,778	-	-	88,400
207	2,761	Other financial assets	157	422	3,404	21	-	-	4,004
-	817	Investments in real estate	-	-	1,008	-	-	-	1,008
86,975	45,329	Investments for account of policyholders	65,970	25,094	55,886	6,024	-	(6)	152,968

200,963	54,525	Investments on balance sheet	152,429	68,153	67,224	9,432	759	(8)	297,989
132,796	8	Off balance sheet investments third parties	100,725	1,052	10	59,301	-	-	161,088
333,759	54,533	Total revenue generating investments	253,154	69,205	67,234	68,733	759	(8)	459,077
		Investments
95,282	9,155	Available-for-sale	72,271	19,717	11,286	2,826	19	-	106,119
11,748	4	Loans	8,910	22,245	5	552	-	-	31,712
92,924	44,549	Financial assets at fair value through profit or loss	70,482	25,331	54,925	6,053	740	(8)	157,523
1,009	817	Investments in real estate	766	860	1,008	1	-	-	2,635
200,963	54,525	Total investments on balance sheet	152,429	68,153	67,224	9,432	759	(8)	297,989

-	-	Investments in joint ventures	-	854	-	714	-	-	1,568
119	6	Investments in associates	90	21	8	648	4	-	771
33,852	5,104	Other assets	25,586	27,508	6,284	3,318	37,926	(36,066)	64,556
234,934	59,635	Consolidated total assets	178,105	96,536	73,516	14,112	38,689	(36,074)	364,884

Amounts included in the tables on investments geographically are presented on an IFRS-basis and include the reclassifications following the change in accounting policies as included in notes 2.1 to 2.4.

4. Premium income and premium to reinsurers

EUR millions	Q1 2013	Q1 2012

Gross
Life	5,481	4,911
Non-Life	786	779
Total	6,267	5,690

Reinsurance
Life	671	820
Non-Life	90	96
Total	761	916

5. Investment income

EUR millions	Q1 2013	Q1 2012

Interest income	1,691	1,805
Dividend income	292	225
Rental income	30	30
Total investment income	2,013	2,060

Investment income related to general account	1,384	1,447
Investment income for account of policyholders	629	613
Total	2,013	2,060

Unaudited	17

6. Results from financial transactions

EUR millions	Q1 2013	Q1 2012

Net fair value change of general account financial investments at FVTPL other than derivatives	144	265
Realized gains and (losses) on financial investments	113	55
Gains and (losses) on investments in real estate	(15)	(14)
Net fair value change of derivatives	(265)	120
Net fair value change on for account of policyholder financial assets at FVTPL	7,743	7,152
Net fair value change on investments in real estate for account of policyholders	(10)	(8)
Net foreign currency gains and (losses)	2	10
Net fair value change on borrowings and other financial liabilities	19	(24)
Total	7,731	7,556

Net fair value changes on for account of policyholder financial assets at fair value through profit or loss are offset by amounts in Claims and benefits reported in the Benefits and expenses line (note 8).

7. Other income

Other income in 2013 reflects the recapture of certain reinsurance contracts.

8. Benefits and expenses

EUR millions	Q1 2013	Q1 2012

Claims and benefits	16,213	15,306
Employee expenses	512	483
Administration expenses	263	252
Deferred expenses	(365)	(361)
Amortization charges	286	264
Total	16,909	15,944

Claims and benefits reflects the claims and benefits paid to policyholders, including claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. In addition, Claims and benefits includes commissions and expenses, as well as premium paid to reinsurers. Claims and benefits fluctuates mainly as a result of changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 6).

18	Unaudited

9. Impairment charges / (reversals)

EUR millions	Q1 2013	Q1 2012

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	40	50
Impairment reversals on financial assets, excluding receivables [1]	(16)	(6)
Impairment charges / (reversals) on non-financial assets and receivables	1	2
Total	25	46

Impairment charges on financial assets, excluding receivables, from:
Shares	-	4
Debt securities and money market instruments	13	31
Loans	27	14
Other	-	1
Total	40	50

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(14)	(1)
Loans	(2)	(5)
Total	(16)	(6)

1 Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

10. Other charges

Other charges in 2013 mainly includes EUR 81 million related to a further increase in reserves in connection with the company’s use of the Social Security Administration’s death master-file in the United States.

Other charges in 2012 mainly includes EUR 16 million related to the Hungarian bank tax. Due to regulation changes in Hungary, the bank tax has been replaced by a recurring insurance tax for which charges are recognized in operating expenses effective January 1, 2013.

11. Intangible assets

EUR millions	Mar. 31, 2013	Dec. 31, 2012

Goodwill	277	266
VOBA	1,789	1,777
Future servicing rights	384	383
Software	48	50
Other	8	9
Total intangible assets	2,506	2,485

The increase in goodwill mainly reflects the acquisition of 100% of Fidem Life, a life insurance company in Ukraine. The increase in value of business acquired (VOBA) is mainly attributable to currency translation adjustments partly offset by the net impact of regular amortization and shadow accounting.

Unaudited	19

12. Investments

EUR millions	Mar. 31, 2013		Dec. 31, 2012

Available-for-sale (AFS)	106,075		106,119
Loans	32,229		31,712
Financial assets at fair value through profit or loss (FVTPL)	5,764		5,563
Financial assets, excluding derivatives	144,068		143,394
Investments in real estate	1,650		1,627
Total investments for general account	145,718		145,021

Total financial assets, excluding derivatives
	AFS	FVTPL	Loans	Total

Shares	874	1,188	-	2,062
Debt securities	96,927	1,433	-	98,360
Money market and other short-term investments	7,065	1,107	-	8,172
Mortgages	-	-	28,851	28,851
Private loans	-	-	1,005	1,005
Deposits with financial institutions	-	-	84	84
Policy loans	-	-	2,143	2,143
Other	1,209	2,036	146	3,391
March 31, 2013	106,075	5,764	32,229	144,068

	AFS	FVTPL	Loans	Total

Shares	824	1,043	-	1,867
Debt securities	95,394	1,431	-	96,825
Money market and other short-term investments	8,687	1,084	-	9,771
Mortgages	-	-	28,350	28,350
Private loans	-	-	1,012	1,012
Deposits with financial institutions	-	-	96	96
Policy loans	-	-	2,103	2,103
Other	1,214	2,005	151	3,370
December 31, 2012	106,119	5,563	31,712	143,394

European peripheral countries exposure

Aegon’s exposure to central governments of European peripheral countries Portugal, Italy, Ireland, Greece and Spain amounts to EUR 1,054 million (December 31, 2012: EUR 964 million), which includes investments held by joint ventures and associates, additional to Aegon’s direct exposure. EUR 337 million (December 31, 2012: EUR 269 million) relates to Aegon’s proportionate share in the investments of its associate CAM Aegon Holding Financiero (Spain).

The following table provides the amortized cost and fair value of Aegon’s exposure to European peripheral countries.

EUR millions Debt security exposure to:									Mar. 31, 2013		Dec. 31, 2012
	Central Government		Banks		RMBS		Corporates and other		Total		Total

	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value

Portugal	2	2	13	9	33	30	54	53	102	94	107	97
Italy	46	45	89	88	34	36	596	591	765	760	753	753
Ireland	20	20	-	-	84	72	326	354	430	446	475	484
Greece	-	-	-	-	3	3	24	25	27	28	27	27
Spain	986	986	165	154	653	634	691	717	2,495	2,491	2,488	2,426
Total	1,054	1,053	267	251	807	775	1,691	1,740	3,819	3,819	3,850	3,787

20	Unaudited

13. Investments for account of policyholders

EUR millions	Mar. 31, 2013	Dec. 31, 2012
Shares	26,013	24,874
Debt securities	33,625	34,682
Money market and short-term investments	1,144	1,480
Deposits with financial institutions	2,250	2,087
Unconsolidated investment funds	95,111	88,400
Other	422	437
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	158,565	151,960
Investment in real estate	998	1,008
Total investments for account of policyholders	159,563	152,968

14. Derivatives

There have been no material changes in the composition of the derivative portfolio. The movements in derivative balances mainly result from changes in market conditions.

15. Fair value

The table below provides an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total
Financial assets carried at fair value available-for-sale investments
Shares	244	273	357	874
Debt securities	22,813	71,302	2,812	96,927
Money markets and other short-term instruments	-	7,065	-	7,065
Other investments at fair value	22	318	869	1,209
March 31, 2013	23,079	78,958	4,038	106,075

Fair value through profit or loss
Shares	1,081	107	-	1,188
Debt securities	54	1,366	13	1,433
Money markets and other short-term instruments	740	367	-	1,107
Other investments at fair value	-	591	1,445	2,036
Investments for account of policyholders [1]	95,101	61,695	1,769	158,565
Derivatives	35	18,681	290	19,006
March 31, 2013	97,011	82,807	3,517	183,335
Total financial assets at fair value	120,090	161,765	7,555	289,410

Financial liabilities carried at fair value
Investment contracts for account of policyholders	10,865	19,944	113	30,922
Borrowings [2]	525	518	-	1,043
Derivatives	33	14,287	2,010	16,330
Total financial liabilities at fair value	11,423	34,749	2,123	48,295

1 The investments for account of policyholders included in the table above represents those investments carried at fair value through profit or loss.

2 Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I and II

Aegon’s policy is to record transfers of assets and liabilities between Level I and Level II at their fair values as of the beginning of each reporting period. During the first quarter of 2013, the amount of assets and liabilities transferred from Level II to Level I was EUR 493 million. Transfers are identified based on transaction volume and frequency which are indicative of an active market.

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The table below shows transfers between Level I and Level II for financial assets and financial liabilities recorded at fair value on a recurring basis during the three-month period ended March 31, 2013:

Fair value transfers
EUR millions	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value available-for-sale investments
Debt securities	-	236
March 31, 2013	-	236

Fair value through profit or loss
Investments for account of policyholders	-	257
March 31, 2013	-	257
Total financial assets at fair value	-	493

Movements in Level III financial instruments measured at fair value

The following table summarize the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (Level III), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
	January 1, 2013	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	March 31, 2013	Total gains or losses for the period included in the profit and loss for instruments held at March 31, 2013 [3]
Financial assets carried at fair value available-for-sale investments
Shares	376	1	1	6	(25)	(4)	3	-	(1)	357	-
Debt securities	2,643	14	43	238	(67)	(61)	47	148	(193)	2,812	-
Other investments at fair value	883	(27)	33	46	(86)	(3)	23	-	-	869	-
	3,902	(12)	77	290	(178)	(68)	73	148	(194)	4,038	-

Fair value through profit or loss
Debt securities	14	(1)	-	-	-	-	-	-	-	13	(1)
Other investments at fair value	1,416	44	-	9	(58)	-	38	12	(16)	1,445	46
Investments for account of policyholders	1,715	67	9	174	(200)	-	(6)	26	(16)	1,769	55
Derivatives	301	(10)	-	1	-	3	(5)	-	-	290	(5)
	3,446	100	9	184	(258)	3	27	38	(32)	3,517	95

Financial liabilities carried at fair value
Investment contracts for account of policyholders	(109)	(1)	-	-	-	-	(3)	-	-	(113)	(1)
Derivatives	(2,318)	324	-	(1)	-	-	(17)	-	2	(2,010)	324
	(2,427)	323	-	(1)	-	-	(20)	-	2	(2,123)	323

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item ‘results from financial transactions’ of the income statement.

2 Total gains and losses are recorded in line items “Gains/ (losses) on revaluation of available-for-sale investments” and “(Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment” of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period. During the first quarter of 2013, Aegon transferred certain financial instruments from Levels I and Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level I and Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during the first quarter in 2013, Aegon transferred certain financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

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The table below presents information about the significant unobservable inputs used for recurring and non-recurring fair value measurements for certain Level III financial instruments.

Overview of significant unobservable inputs
EUR millions	Carrying amount March 31, 2013	Valuation technique [1]	Significant unobservable input [2]	Range (weighted average)
Financial assets carried at fair value available-for-sale investments
Shares	202	Broker quote	n.a.	n.a.
	155	Other	n.a.	n.a.
	357

Debt securities
RMBS	250	Broker quote	n.a.	n.a.
	70	Other	n.a.	n.a.
CMBS	51	Broker quote	n.a.	n.a.
	56	Other	n.a.	n.a.
ABS	200	Discounted cash flow	Discount rate	3% - 8% (6.72%)
	1,424	Broker quote	n.a.	n.a.
	132	Other	n.a.	n.a.
Corporate bonds	251	Discounted cash flow	Credit spread	0.4% - 4.4% (3.12%)
	330	Broker quote	n.a.	n.a.
	23	Other	n.a.	n.a.
Sovereign debt	25	Broker quote	n.a.	n.a.
	2,812

Other investments at fair value
Tax credit investments	714	Discounted cash flow	Discount rate	9.91%
Other	130	Net asset value	n.a.	n.a.
	25	Other	n.a.	n.a.
	869
March 31, 2013	4,038

Fair value through profit or loss
Debt securities	13	Other	n.a.	n.a.

Other investments at fair value
Real estate investments	758	Net asset value	n.a.	n.a.
Private equity investments	657	Net asset value	n.a.	n.a.
Hedge funds	30	Net asset value	n.a.	n.a.
	1,445
Derivatives	157	Discounted cash flow	Mortality	Aegon 2012-2062 mortality table
	13	Other	n.a.	n.a.
	170
March 31, 2013	1,628

Total financial assets at fair value	5,666

Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	1,840	Discounted cash flow	Credit spread	0.65%
Other	170	Other	n.a.	n.a.
Total financial liabilities at fair value	2,010

1 Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.

2 Not applicable (n.a.) has been included when no significant unobservable assumption has been identified and used.

Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 120 million.

The valuation techniques included in the table above are described in more detail below:

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Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its shares. When Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Available-for-sale shares include shares in the Federal Home Loan Bank for an amount of EUR 111 million that are measured at par, which are reported as part of Other. The bank has implicit financial support from the United States government. The redemption value of the shares is fixed at par and can only be redeemed by the bank.

Residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS) and asset backed securities (ABS)

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations are based on a pricing hierarchy and depending on the asset type the pricing hierarchy consists of a waterfall that starts with making use of market prices from indices and follows with making use of third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction. The most significant unobservable input is illiquidity premium which is embedded in the discount rate.

Corporate bonds

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjust this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits / tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place.

Real estate investments, private equity investments and hedge funds

The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Sovereign debt

When available, Aegon uses quoted market prices in active markets to determine the fair value of its sovereign debt investments. When Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

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Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

Certain bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum interest rate guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan, and guaranteed minimum accumulation benefits on segregated funds sold in Canada.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic techniques under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is credit spread.

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

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Effect of reasonably possible alternative assumptions
EUR millions	Carrying amount March 31, 2013	Significant unobservable input	Note	Effect of reasonably possible alternative assumptions (+/-)
				increase	decrease
Financial assets carried at fair value available-for-sale investments
Debt securities
ABS	200	Discount rate	a	21	(21)
Corporate bonds	251	Credit spread	b	20	(17)

Other investments at fair value
Tax credit investments	714	Discount rate	c	13	(12)

Fair value through profit or loss
Derivatives	157	Mortality	d	15	(12)

Financial liabilities carried at fair value
Embedded derivatives in insurance contracts	1,840	Credit spread	e	111	(105)

The table above presents the impact on a fair value measurement of a change in an unobservable input. The impact of changes in inputs may not be independent, therefore the descriptions provided below indicate the impact of a change in an input in isolation.

a)	The primary unobservable assumptions used in fair value measurement of asset backed securities is in general a liquidity premium in the discount rate. Changing the liquidity premium changes the discount rate when using the discounted cash flow model. Increasing or decreasing the liquidity premium respectively decreases or increases the value of the investment. Aegon adjusted the discount rate with 100 basis points up or down for this input.

b)	For corporate bonds the most significant unobservable input for the valuation of these securities is the credit spread. An increase in credit spread results in a lower valuation, while a decrease in credit spread results in a higher valuation. Aegon adjusted the discount rate by 50 basis points up or down for this input.

c)	Tax credit investments are measured at fair value using an internal model. The most significant unobservable input for valuation of these tax credits is the discount rate. Increasing or decreasing the discount rate would result in respectively a lower or higher valuation. Aegon adjusted the discount rate by 50 basis points up or down for this input.

d)	The derivative included is a longevity index derivative of Aegon the Netherlands. Most significant unobservable inputs are mortality tables. The mortality table used to determine the fair value of this derivative is the projected Aegon 2012-2062 table. Changing the mortality rates changes the cash flow expectations from this derivative. Increasing (decreasing) the mortality rates decreases (increases) the value of the investment. Aegon adjusted longevity with 2% up or down for this input, compared to the prospective mortality table in determining the value of this derivative.

e)	To determine the fair value of the bifurcated embedded derivatives related to guarantees, a discount rate is used including credit spread. An increase in the credit spread results in lower valuation, while a decrease results in a higher valuation of the embedded derivatives. Aegon increased or decreased the credit spread by 20 basis points.

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Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount March 31, 2013	Total estimated fair value March 31, 2013

Assets
Mortgage loans - held at amortized cost	28,851	33,704
Private loans - held at amortized cost	1,005	1,096
Other loans - held at amortized cost	2,373	2,374

Liabilities
Trust pass-through securities - held at amortized cost	156	132
Subordinated borrowings - held at amortized cost	44	64
Borrowings – held at amortized cost	12,898	13,265

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

16. Deferred expenses and rebates

EUR millions	Mar. 31, 2013	Dec. 31, 2012

DPAC for insurance contracts and investment contracts with discretionary participation features	10,909	10,681
Deferred cost of reinsurance	551	558
Deferred transaction costs for investment management services	408	405
Total deferred expenses and rebates	11,868	11,644

17. Share capital

EUR millions	Mar. 31, 2013	Dec. 31, 2012

Share capital - par value	319	319
Share premium	8,780	8,780
Total share capital	9,099	9,099

Share capital - par value
Balance at January 1	319	310
Issuance	-	2
Share dividend	-	7
Balance	319	319

Share premium
Balance at January 1	8,780	8,787
Share dividend	-	(7)
Balance	8,780	8,780

Diluted earnings per share

Diluted earnings per share is calculated by adjusting the average number of shares outstanding for share options. In Q1 2013 and 2012, the average share price did not exceed the exercise price of these options. As a result diluted earnings per share does not differ from basic earnings per share.

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18. Borrowings

EUR millions	Mar. 31, 2013	Dec. 31, 2012

Debentures and other loans	13,367	13,219
Commercial paper	364	413
Short-term deposits	17	17
Bank overdrafts	193	93
Total borrowings	13,941	13,742

Debentures and other loans

Included in Debentures and other loans is EUR 1,043 relating to borrowings measured at fair value (2012: EUR 1,050).

Commercial paper, Short term deposits and Bank overdrafts vary with the normal course of business.

19. Offsetting, enforceable master netting arrangements and similar agreements

The following table provides details relating to the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
				Related amounts not set off in the statements of financial position
EUR millions	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Financial instruments	Cash collateral received (excluding surplus collateral)	Net amount
Derivatives	18,882	39	18,842	14,077	4,222	543
March 31, 2013	18,882	39	18,842	14,077	4,222	543

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
				Related amounts not set off in the statements of financial position
EUR millions	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments	Cash collateral pleged (excluding surplus collateral)	Net amount
Derivatives	14,289	39	14,250	13,969	2	279
March 31, 2013	14,289	39	14,250	13,969	2	279

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
				Related amounts not set off in the statements of financial position
EUR millions	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Financial instruments	Cash collateral received (excluding surplus collateral)	Net amount
Derivatives	20,776	40	20,736	15,584	4,686	466
December 31, 2012	20,776	40	20,736	15,584	4,686	466

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
				Related amounts not set off in the statements of financial position
EUR millions	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments	Cash collateral pleged (excluding surplus collateral)	Net amount
Derivatives	15,471	40	15,431	15,099	2	329
December 31, 2012	15,471	40	15,431	15,099	2	329

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Financial assets and liabilities are offset in the statement of financial position when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis, or to realize the asset and settle the liability simultaneously.

Aegon mitigates credit risk in derivative contracts by entering into collateral agreements, where practical, and in ISDA master netting agreements for each of the Aegon’s legal entities to facilitate Aegon’s right to offset credit risk exposure. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by Aegon or its counterparty. Transactions requiring Aegon or its counterparty to post collateral are typically the result of over-the-counter derivative trades, comprised mostly of interest rate swaps, currency swaps and credit swaps. These transactions are conducted under terms that are usual and customary to standard long-term borrowing, derivative, securities lending and securities borrowing activities, as well as requirements determined by exchanges where the bank acts as intermediary.

20. Commitments and contingencies

On March 26, 2013, Aegon signed an agreement with a third party to sell class A mortgage backed securities (RMBS) amounting to EUR 750 million. These securities consist of two tranches:

t	EUR 100 million of class A1 notes with an expected weighted average life of two years and priced with a coupon of three month Euribor plus 0.40%; and
t	EUR 650 million of class A2 notes with an expected weighted average life of five years and priced with a coupon of three month Euribor plus 0.82%.

The transaction was settled on May 3, 2013.

There have been no other material changes in contingent assets and liabilities as reported in the 2012 consolidated financial statements of Aegon.

21. Acquisitions / Divestments

On December 5, 2012, Aegon announced the acquisition of 100% of Fidem Life, a life insurance company in Ukraine. The transaction was closed on February 8, 2013. Fidem Life is rebranded “Aegon Ukraine” and is integrated into the governance and management structure of Aegon CEE.

22. Events after the balance sheet date

On May 3, 2013, Aegon announced that it has reached an agreement with Banco Sabadell to sell its 50% stake in its life insurance partnership originally established with Caja de Ahorros del Mediterráneo (CAM) for a consideration of EUR 449.5 million. The transaction with Banco Sabadell is expected to close in the third quarter of 2013, subject to regulatory approval. The sale is expected to result in a book gain of approximately EUR 75 million.

There were no events after the balance sheet date with a significant impact on the financial position of the Company per March 31, 2013.

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Disclaimers

Cautionary note regarding non-IFRS measures

This document includes the non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measures is provided in note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements. Aegon believes that its non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forwardlooking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

t	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom.
t	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds.
t	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties.
t	Consequences of a potential (partial) break-up of the euro.
t	The frequency and severity of insured loss events.
t	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products.
t	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations.
t	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels.
t	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates.
t

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness.

t	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets.
t

Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers.

t	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates.
t

Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations.

t	Acts of God, acts of terrorism, acts of war and pandemics.
t	Changes in the policies of central banks and/or governments.
t

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition.

t

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries.

t	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain.
t	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business.
t

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows.

t	Customer responsiveness to both new products and distribution channels.
t	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products.
t	Changes in accounting regulations and policies may affect Aegon’s reported results and shareholder’s equity.
t

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions.

t	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business.
t	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

32	Unaudited

Corporate and shareholder information

Headquarters

Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

Telephone	+ 31 (0) 70 344 32 10

aegon.com

Group Corporate Communications & Investor Relations

Media relations

Telephone	+ 31 (0) 70 344 89 56

E-mail	gcc@aegon.com

Investor relations

Telephone	+ 31 (0) 70 344 83 05

or	877 548 96 68 - toll free, USA only

E-mail	ir@aegon.com

Publication dates quarterly results

Thursday, August 8, 2013	Results second quarter 2013

Thursday, November 7, 2013	Results third quarter 2013

Aegon’s Q1 2013 press release and Financial supplement are available on aegon.com.

Unaudited	33

About Aegon

As an international life insurance, pensions and asset management company based in The Hague, Aegon has businesses in over 20 markets in the Americas, Europe and Asia. Aegon companies employ approximately 24,000 people and have millions of customers across the globe. Further information: aegon.com.